January 21, 2014

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stephen Krikorian, Accounting Branch Chief

VIA EDGAR/CORRESPONDENCE

Re:	Sapiens International Corporation N.V. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2012 (the “2012 Form 20-F”)
Filed March 11, 2013
File No. 000-20181

Dear Mr. Krikorian:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated December 5, 2013 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment. Please note that all references to page numbers in the responses below refer to the page numbers of the 2012 Form 20-F, as previously filed with the Commission.

Information on the Company

Business Overview

Geographical Distribution of Revenues, page 26

1.	We note that you present a geographical distribution of revenues but do not include a breakdown of total revenues by category of activity. Please tell us what consideration you gave to including such disclosure. Refer to Item 4.B.2 of Form 20-F. In this regard, we note discussion throughout the filing, including the beginning on pages 14 and 33, regarding your target markets and your primary types of solutions and services. As part of your response, please tell us how you considered similar disclosure in your financial statements in accordance with ASC 280-10-50-38.

We respectfully acknowledge the Staff’s comment. In preparing our disclosure for the 2012 Form 20-F, we considered the Company's various products and customers and whether we view the Company as having separate categories of activities. We further considered ASC 280-10-50-38 with respect to the corresponding disclosure in our financial statements.

Our disclosure in the “Business Overview” section of the 2012 Form 20-F was based on the fact that from a business perspective, we are a global provider of software solutions for the financial services industry, with a focus on insurance. Our offering to our customers includes the following products and services: (1) Property & Casualty/General Insurance (“P&C”); (2) Life, Annuities, Pension and Retirement (“L&P”); (3) Reinsurance; and (4) DECISION.

We view all of our products and services as subsets of our overall offerings to our customers. In coming to that conclusion, we considered the following factors, which our products and services generally have in common: (i) we sell packaged base software solutions that include the grant of a license to use our product, implementation and customization services related to the product sold and maintenance and support services, (ii) all of our products are developed internally by our research and development team; (iii) we implement similar methods for project delivery with regard to all of our products, based on an agreed scope of work, which includes implementation, configuration and adaptation services prior to the use of our products by the customers (and such implementation, configuration and adaptation are a lengthy process with respect to all of our products); (iv) all of our customers engage us to provide maintenance and support services following the implementation phase of our products; (v) we employ an identical strategy for sales of all of our products; for example, we use a direct sale strategy for all of our products and in most cases the sale process includes a proof of concept phase prior to signing the license agreement; (vi) the sale cycle of all of our products is very lengthy, and (vii) our target customers are all from the financial and insurance industry and all of our products address the needs of such customers.

In addition, we also generate revenues from other customers unrelated to the financial services industry, which use our legacy solution based on e-Merge software. For these customers, except for the different in the target industry, all of the other criteria mentioned in the paragraph above are applicable too. In light of the foregoing, and following an analysis of the various requirements of ASC 280-10-50-38, we have concluded that we are not required to provide disclosure of revenues for separate categories of activities under Item 4.B.2 of Form 20-F.

As to our considerations for our financial statement disclosure, after analyzing the relevant factors, we believe that ASC 280-10-50-38 allows companies such as ours, which offer products and services as subsets of their overall offerings to their customers to provide disclosure relating to their revenues on an aggregate basis. In reaching this conclusion, we considered the guidance related to the segment aggregation criteria in ASC-280-10-50-11. For that analysis, we relied upon the factors that are generally common to our products, as described above.

Operating Results

Years ended December 31, 2012 and 2011

Revenues, page 39

2.	Your discussion of the results of operations for revenues do not appear to quantify sources of material changes. As one example, you state your revenues in North America increased primarily due to an increase in new and ongoing implementation solutions and the inclusion of a full year of revenues of the businesses acquired in August 2011. Please note that prefacing the reference to these sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Item 5.A.1. of Form 20-F and Section III.D of SEC Release No. 33-6835. Please tell us how you considered quantifying the sources of material changes and offsetting factors.

We respectfully acknowledge the Staff's comment and, in response thereto, we will quantify sources of material changes and offsetting factors where applicable, as required under Item 5.A.1 of Form 20-F and Section III.D of SEC Release No 33-6835 in all of our future annual reports on Form 20-F, beginning with our annual report for the year ended December 31, 2013.

Consolidated Financial Statement

Notes to Consolidated Financial Statements

Note 10(c). Taxes on Income, page F-30

3.	We note that you maintain a significant valuation allowance and you appear to be reducing it over time. Please tell us the factors you considered when determining that a valuation allowance was necessary in light of your historical pre-tax income. If you are changing the valuation allowance for only the amount of the NOL used during the period, please tell us the basis for determining that this change in the valuation allowance is appropriate and how you determined that it was more likely than not that your NOLs and other deferred tax assets will not be realized. See ASC 740-10-30-17 for guidance. As part of your response, please tell us how you considered disclosing, here and in your discussion of operating results on page 41 and 43, the circumstances that led to the valuation allowance reversals.

We respectfully acknowledge the Staff's comment. As to the first part of the Staff's comment, we respectfully advise the Staff that we do not reduce our valuation allowance over time only for the amount of the NOL utilized during the period. We operate through several legal entities, a few of which are profitable for certain years and others are either non-profitable or have become profitable recently. We determine our valuation allowance by legal entity. The primary reason for the reduction in the valuation allowance in 2012 was a reduction of approximately $2 million in the valuation allowance in one of our subsidiaries, Idit I.D.I Technologies Ltd (“IDIT”), which we acquired in 2011. In 2011, IDIT had a valuation allowance of approximately $2 million, because we did not consider projection of future income of IDIT a source of taxable income. Our view on this matter was attributable to the cumulative losses that IDIT had incurred in recent years, including a loss in the then-current year (2011), which was a significant piece of negative evidence that could not be overcome by other positive evidence on a more-likely-than-not basis. In 2012, IDIT had pre-tax income such that it was no longer in cumulative losses in recent years. Weighing all positive and negative evidence in accordance with ASC 740-10-30-17, including projection of future taxable income, the entire valuation allowance of IDIT was reversed. . Additional reduction of $1 million in our valuation allowance was a result of the utilization of NOLs by our additional subsidiary, FIS Software Ltd (“FIS”), due to its being profitable for the first time in 2012; however, this entity was still in losses on a cumulative basis in recent years (as discussed below).

With respect to all other entities that are part of our group that are not specifically mentioned above, we regularly consider all available evidence, both positive and negative, for each individual subsidiary within the group, in accordance with the terms specified in ASC 740-10-30. In 2012, certain subsidiaries within our group of companies still had substantial valuation allowances, totaling approximately $8 million. These subsidiaries consisted mainly of FIS and one of its subsidiaries, as well as other subsidiaries of our Company in Europe. For these subsidiaries, we concluded that a valuation allowance is required, after considering all positive and negative evidence. For FIS, this was mainly due to cumulative losses in recent years that could not be overcome by other positive evidence on a more-likely-than-not basis. For other subsidiaries of our Company in Europe, this was mainly due to significant NOLs, which our evidence shows are not going to be utilized over time due to our tax model (as these subsidiaries are low-risk distributors of our products for tax purposes, which generate relatively low taxable income).

As to the final portion of the Staff's comment, in light thereof, while we did not include in Note 10(c) to our financial statements or in our discussion of operating results a disclosure of significant changes in valuation allowance, in our future annual reports on Form 20-F we will provide such disclosure.

4.	Your disclosure indicates that you have not provided deferred taxes on undistributed earnings of foreign subsidiaries because you intend to permanently reinvest these undistributed earnings. Please tell us what consideration you gave to providing quantitative disclosure of the undistributed earnings of foreign subsidiaries that are considered to be “reinvested” as of December 31, 2012. Refer to FASB ASC 740-30-50-2. As part of your response, please tell us the amount of cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes.

We respectfully acknowledge the Staff's comment. We advise the Staff that the amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2012 was $9 million and the same amount of cash and cash equivalents that were held outside of Israel would be subject to income tax if distributed as dividends. Also, the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that were essentially permanent in duration as of December 31, 2012 was $80,000. The reason for the low unrecognized deferred tax liability with respect to the undistributed earnings is the indirect credit mechanism within the Israeli tax laws that provides credit for corporate taxes paid in foreign jurisdictions. We will provide the required disclosure in accordance with ASC 740-30-50-2 in future filings.

Note 13(b): Geographic Information, page F-39

5.	Please tell us your consideration of disclosing the basis for attributing revenues from external customers to individual countries. Refer to FASB ASC 280-10-50-41

We respectfully acknowledge the Staff’s comment. In response thereto, we note that the data in the table in Note 13 on page F-39 is presented in accordance with ASC 280 (“Segment Reporting”). The revenues are presented by countries based on the billing address of the customers, and except with respect to the United States (which was grouped together with Canada under the region referred to as “North America”), there were no individual countries in which we generated revenues in excess of 10% of our total revenues and which were not identified individually in the table.

In response to the Staff's comment, we have provided below updated textual and tabular disclosure with respect to the requested information. Similar information (which discloses any individual country in which we generated at least 10% of our overall revenues) will be added to our future annual reports on Form 20-F, beginning with our annual report for the year ended December 31, 2013.

The following table sets forth revenues by country based on the billing address of the customer. Other than as shown below, no other country accounted for more than 10% of our revenues during any of the years ended December 31, 2010, 2011 and 2012.

	Year ended December 31,
	2010	2011	2012
Revenues:	(U.S. dollars, in thousands)

North America*	$8,991	$20,889	$35,519
Israel	19,554	21,470	23,100
United Kingdom	11,995	14,672	26,630
Rest of Europe	615	4,870	16,140
Asia Pacific	11,080	8,026	12,520

	$52,235	$69,927	$113,909

*Revenue amounts for North America that are shown in the above table consist of revenues from the United States, except for approximately $400,000, $1.2 million and $1.9 million of revenues generated in Canada in the years ended December 31, 2010, 2011 and 2012, respectively.

We acknowledge to the Commission that:

●	The Company is responsible for the adequacy and accuracy of the disclosures in the 2012 Form 20-F filing;

●	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2012 Form 20-F filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Please note our new address and contact information below. Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva Leshem Tal (Mike Rimon, Adv. at 011-972-3-610-3621 or Jonathan M. Nathan, Adv. at 011-972-3-610-3182).

Sincerely,

/s/ Roni Giladi
Roni Giladi
Chief Financial Officer
Sapiens International Corporation N.V.

Sapiens International, Azrieli Center,

18 Harokmim Street, Holon 588-5800, Israel

Tel: +972 3 790 2010

Fax: +972 3 790 2942

cc:	Ryan Rohn
Christine Davis
Jeffrey Kauten
Katherine Wray
(Securities and Exchange Commission)

Roni Al Dor
(Sapiens International Corporation N.V.)

Mike Rimon, Adv.
Jonathan M. Nathan, Adv.
(Meitar Liquornik Geva Leshem Tal)